PARKERVISION REPORTS FIRST QUARTER 2016 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., May 16, 2016 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three-months ended March 31, 2016.

First Quarter 2016 Financial Results

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Received $11 million in proceeds from Brickell Key Investments (“BKI”) in the first quarter of 2016 to be used primarily for funding of legal fees and related expenses in connection with the Company’s patent infringement proceedings at the International Trade Commission.

o	The Company’s repayment obligation to BKI is recorded as a long-term liability at its estimated fair market value of approximately $10.9 million at March 31, 2016.

o	At March 31, 2016, restricted cash and cash equivalents of $6.8 million represents the remaining portion of the funds received from BKI that are restricted for a specific use.

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Net loss for the first quarter of 2016 was $5.1 million, or $0.45 per common share, representing an 11% decrease from the net loss for the first quarter of 2015 of $5.8 million, or $0.59 per share, after adjustment for the 1:10 reverse stock split that became effective on March 30, 2016.

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Approximately half of operating expenses for the first quarter of 2016 were related to the ITC proceedings, and therefore, those expenses were funded from restricted cash and cash equivalents provided by BKI.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “Over the past six weeks, our ITC action has moved along at a rapid pace with the hearing scheduled approximately three months away.  We believe our goals for 2016 remain on course – to achieve the launch of a successful international licensing program complemented by ongoing internal product development and an exciting new product introduction.”

Conference Call

The Company will host a conference call and webcast on May 16, 2016 at 4:30 p.m. Eastern to review its first quarter 2016 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2015 and the Form 10-Q for the quarter ended March 31, 2016. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Don Markley
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended
(in thousands, except per share amounts)	March 31,
	2016	2015
Revenue	$59	$-
Cost of sales	(38)	-
Gross margin	21	-

Research and development expenses	952	1,757
Selling, general and administrative expenses	4,170	4,030
Total operating expenses	5,122	5,787

Interest and other	(36)	11

Net loss	$(5,137)	$(5,776)

Basic and diluted net loss per common share*	$(0.45)	$(0.59)

Weighted average shares outstanding*	11,345	9,744

Balance Sheet Highlights (in thousands)

	March 31, 2016	December 31,
	(unaudited)	2015
Cash and available-for-sale securities	$1,063	$1,965
Restricted cash and cash equivalents	6,844	-
Inventories, net	171	161
Prepaid and other assets	361	226
Property and equipment, net	392	446
Intangible assets, net	7,336	7,575
Total assets	16,167	10,373

Current liabilities	2,121	4,038
Long-term liabilities	11,721	52
Shareholders’ equity	2,325	6,283
Total liabilities and shareholders’ equity	$16,167	$10,373

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